Exhibit 99.1

St. John's, NL - July 31, 2026

FORTIS INC. RELEASES SECOND QUARTER 2026 RESULTS

This news release constitutes a "Designated News Release" incorporated by reference in the prospectus supplement dated December 9, 2024 to Fortis' short form base shelf prospectus dated December 9, 2024.

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS), a diversified leader in the North American regulated electric and gas utility industry, released its second quarter results.1

Highlights
•Second quarter net earnings of $396 million or $0.78 per common share, up from $0.76 per common share in 2025
•Capital expenditures2 of $2.7 billion in the first half of 2026; $5.6 billion annual capital plan on track
•Tilbury Phase 1B expansion approved in British Columbia, advancing incremental capital opportunity beyond the plan
•Roadrunner Reserve II battery project completed in Arizona

"We are pleased to report our second quarter results which reflect solid performance from our utilities as they execute the 2026 capital plan and work to capture additional growth opportunities," said David Hutchens, President and Chief Executive Officer, Fortis. "Our momentum continues to build, and the recently-announced approval of the Phase 1B expansion at FortisBC Energy's Tilbury LNG Facility demonstrates how we can partner with government and First Nations to advance economic growth in the communities we serve."

Net Earnings
The Corporation reported net earnings attributable to common equity shareholders ("Net Earnings") of $396 million for the second quarter of 2026, compared to $384 million for the second quarter of 2025. Rate Base growth across our utilities and higher retail electricity sales at UNS Energy contributed to earnings growth in the second quarter of 2026. These factors were partially offset by higher costs associated with Rate Base growth not yet reflected in customer rates and the timing of operating costs at UNS Energy, as well as a shift in quarterly revenue at Central Hudson and higher holding company finance costs. The dispositions of the Corporation's businesses in Turks and Caicos and Belize in 2025, and the impact of foreign exchange, also moderated earnings growth.

On a year-to-date basis, Net Earnings were $897 million, an increase of $14 million compared to the first half of 2025. The increase was driven by the same factors described for the quarter, as well as the timing of operating costs at Central Hudson, partially offset by lower margin on wholesale sales at UNS Energy.

The Corporation reported earnings per common share of $0.78 for the second quarter of 2026, an increase of $0.02 per common share compared to the second quarter of 2025. For the six-month period, earnings per common share of $1.76 was consistent with the same period in 2025. In addition to the factors impacting Net Earnings, the change in earnings per share reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's dividend reinvestment plan.

On an earnings per common share basis, the 2025 dispositions had a $0.01 and $0.03 dilutive impact on second quarter and year-to-date results, respectively, and are expected to have a $0.05 dilutive impact for the annual period.

Capital Growth Updates
Our $5.6 billion annual capital plan is on track with $2.7 billion invested during the first half of 2026. In June 2026, the Roadrunner Reserve II battery storage project was placed in service at TEP. The 200 megawatt ("MW") battery energy storage system facilitates the integration of renewable energy into the electric grid with the capability to store 800 MW hours of energy, enough to serve approximately 42,000 homes for four hours when deployed at full capacity.

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1    Financial information is presented in Canadian dollars unless otherwise specified.
2    Capital expenditures is a financial measure used by Fortis that does not have a standardized meaning under generally accepted accounting principles in the United States of America ("U.S. GAAP") and may not be comparable to similar measures presented by other entities. Fortis presents this non-U.S. GAAP measure because management and external stakeholders use it in evaluating the Corporation's financial performance. Refer to the Non-U.S. GAAP Reconciliation provided herein.

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On July 24, 2026, the Province of British Columbia issued an Order In Council ("OIC") approving the Phase 1B expansion of FortisBC Energy's Tilbury Liquefied Natural Gas ("LNG") Facility. The OIC includes a cost allowance of up to $2.2 billion for the project, and approves the inclusion of the Tilbury Marine Jetty in the regulated utility. It also provides approvals required to implement the equity partnership with the Musqueam Indian Band, and includes regulatory mechanisms to protect customers from rate impacts associated with the investment. FortisBC Energy will now proceed to further develop and refine project cost estimates, which will be reflected, as appropriate, in Fortis' next five-year capital plan. The Corporation's current five-year plan includes approximately $350 million of investment for Tilbury 1B.

The Tilbury 1B project supports LNG marine fueling services while strengthening jobs, economic growth and economic reconciliation through an equity partnership opportunity with the Musqueam Indian Band. It will help position the Port of Vancouver as a leading LNG marine fueling hub and support the transition to lower-emission marine fuels. The project remains subject to certain regulatory approvals and permitting requirements before construction can begin. Construction could start as early as mid-2027 and the project could be in-service as early as 2031.

Credit Ratings
In May 2026, S&P confirmed the Corporation's A- issuer and BBB+ unsecured debt credit ratings and stable outlook, and Fitch confirmed the Corporation's BBB+ issuer and unsecured debt credit ratings and stable outlook.

Sustainability
Fortis released its 2026 Sustainability Report today, providing updates on enterprise-wide sustainability initiatives and key performance indicators. The report includes information on safety, reliability, emissions reductions and customer affordability initiatives, as well as climate risk mitigation activities. The Corporation continues to make meaningful progress to decarbonize its energy mix, achieving a 38% reduction in scope 1 greenhouse gas emissions through 2025 compared to 2019 levels and reaching a record-low greenhouse gas intensity of energy delivered in 2025. This latest report marks Fortis' tenth year of sustainability reporting.

The 2026 Sustainability Report can be accessed at https://www.fortisinc.com/sustainability/sustainability-reporting.

Outlook
Fortis continues to enhance shareholder value through the execution of its capital plan, the balance and strength of its diversified portfolio of regulated utility businesses, and growth opportunities within and proximate to its service territories. The Corporation's $28.8 billion five-year capital plan is expected to increase midyear rate base from $42.4 billion in 2025 to $57.9 billion by 2030, translating into a five-year compound annual growth rate of 7%.3 Fortis expects its long-term growth in rate base will drive earnings that support dividend growth guidance of 4-6% annually through 2030.

Above and beyond the five-year capital plan, growth opportunities include: further expansion of the electric transmission grid in the U.S. to support load growth and facilitate the interconnection of new energy resources, including transmission investments associated with the Midcontinent Independent System Operator ("MISO") long-range transmission plan and MISO transmission expansion plan; grid resiliency and climate adaptation investments; investments in renewable gas and LNG infrastructure in British Columbia; and energy infrastructure investments to support the acceleration of load growth across our jurisdictions.

Non-U.S. GAAP Reconciliation
Periods ended June 30	Quarter			Year-to-Date
($ millions)	2026	2025	Variance	2026	2025	Variance
Capital Expenditures
Additions to property, plant and equipment	1,601	1,479	122	3,104	2,962	142
Additions to intangible assets	63	65	(2)	108	125	(17)
Adjusting item:
Eagle Mountain Pipeline Project[4]	(300)	(109)	(191)	(486)	(232)	(254)
Capital Expenditures	1,364	1,435	(71)	2,726	2,855	(129)

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3    Growth rate calculated using a constant U.S. dollar-to-Canadian dollar exchange rate.
4    Represents contributions in aid of construction received for the Eagle Mountain Pipeline project.

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About Fortis
Fortis is a diversified leader in the North American regulated electric and gas utility industry with 2025 revenue of $12 billion and total assets of $79 billion as at June 30, 2026. The Corporation's 9,900 employees serve utility customers in five Canadian provinces, ten U.S. states and the Cayman Islands.

Forward-Looking Information
Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance, business prospects, and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions, have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for 2026; expected benefits of the Roadrunner Reserve II battery storage project; expected nature, timing, benefits, and costs associated with the Tilbury 1B project and the Tilbury Marine Jetty; the 2026-2030 capital plan; forecast midyear rate base for 2030 and forecast five-year compound annual growth rate; the expectation that long-term growth in rate base will drive earnings that support dividend growth guidance; and the expected nature, timing and benefits of growth opportunities above and beyond the five-year capital plan, including further expansion of the electric transmission grid in the U.S. to support load growth and facilitate the interconnection of new energy resources, including transmission investments associated with the MISO long-range transmission plan and MISO transmission expansion plan, grid resiliency and climate adaptation investments, investments in renewable gas and LNG infrastructure in British Columbia, and energy infrastructure investments to support the acceleration of load growth.

Forward-looking information involves significant risks, uncertainties, and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: the successful execution of the capital plan; no material capital project and financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities beyond the capital plan; no significant variability in interest rates; no material changes in the assumed U.S. dollar-to-Canadian dollar exchange rate; the continuation of current participation levels in the Corporation's dividend reinvestment plan; reasonable outcomes for legal and regulatory proceedings and the expectation of regulatory stability; and the Board of Directors of the Corporation exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. For additional information with respect to certain risk factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this media release. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Teleconference and Webcast to Discuss Second Quarter 2026 Results
A teleconference and webcast will be held on July 31, 2026 at 8:30 a.m. (Eastern) during which David Hutchens, President and Chief Executive Officer and Jocelyn Perry, Executive Vice President and Chief Financial Officer will discuss the Corporation's second quarter financial results.

Shareholders, analysts, members of the media and other interested parties are invited to listen to the teleconference via the live webcast on the Corporation's website, www.fortisinc.com/investors/events-and-presentations.

Those members of the financial community in Canada and the United States wishing to ask questions during the call are invited to participate toll free by calling 1.833.821.0229. Individuals in other international locations can participate by calling 1.647.846.2371. Please dial in 10 minutes prior to the start of the call. No access code is required.

An archived audio webcast of the teleconference will be available on the Corporation's website two hours after the conclusion of the call until August 31, 2026. Please call 1.855.669.9658 or 1.412.317.0088 and enter access code 3388126#.

Additional Information
This news release should be read in conjunction with the Corporation's June 30, 2026 Interim Management Discussion and Analysis and Condensed Consolidated Financial Statements. This and additional information can be accessed at www.fortisinc.com, www.sedarplus.ca, or www.sec.gov.

For more information, please contact:

Investor Enquiries	Media Enquiries
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Vice President, Communications & Government Relations
Fortis Inc.	Fortis Inc.
248.946.3572	709.737.5323
investorrelations@fortisinc.com	media@fortisinc.com

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